UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 3, 2021

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

333 Westchester Avenue

Suite W2100
White Plains, New York 10604

(Full Mailing Address of Principal Executive Offices)

Registrant's telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A:

#MANTLEMINT1953, #LEBRONROOKIE, #JORDANPSA10, #RUTHGEHRIGBALL, #ALIWBCBELT, #JACKIEROBINSONAUTOBAT, #KAWHIBASKET, #MANTLE1952BOWMANPSA8, #DURANTCHROMEREFRACTORPSA10, #18-19BASKETBALLGROWTHBASKET, #GIANNISRPA, #CHAMBERLAINHSUNIFORM, #MAHOMESEMERALDRPABGS9, #LEBRONBLACKREFRACTOR, #JORDAN85NIKEBASKET, #EMMITTSMITHMVPBASKET, #BANKS1954PSA9, #BRADYROOKIE, #BRADYREEBOKFLAWLESS, #ZIONRPABGS9, #1986WAX, #TIGERPUTTER, #COBBMINTE98, #EMMITTSMITH10KJERSEY, #JORDANROOKIEJERSEY, #MANTLE1952TOPPSPSA8, #UNITAS1965JERSEY, #2000PLAYOFFCONTENDERSWAX, #GIANNISGOLDIMMACULATE, #MOOKIEBETTSGLOVE, #TIGERSIFORKIDS, #DONCICBLUEPSA10, #GLEYBERTORRESORANGE9.5, #TATUMFLAWLESS10, #TEDWILLIAMS1939PLAYBALL, #TRAEYOUNGFLAWLESSBGS9, #MAGICBIRDDRJPSA8BASKET, #MAYS1951PHOTO, #DWADEULTIMATE, #GRETZKYOPEECHEE1979, #ACUNAGOLD9.5, #BRADYPLAYOFFCONTENDERSBASKET, #COBBVINTAGET206PHOTO, #MAYS1960PSA9, #SeagerOrangeRefractorBasket, #BettsBlueRefractorBasket, #1969TOPPSBASKETBALLSET, #MONTANARCPSA10, #LEBRONMELOWADETRIORC, #FRANKROBINSON1957PSA9BASKET, #LEBRONEMBLEMSOFENDORSEMENT, #MANTLE1956PSA8BASKET, #CROSBYTHECUPBASKET, #AARON1954PSA8.5, #OVECHKINTHECUPBGS8.5, #MESSIROOKIEBASKET, #RODGERSPLAYOFFCONTENDERSGREEN

ITEM 4	Changes in Issuer's Certifying Accountant

(a) On May 3, 2021, Manager of Collectable Sports Assets, LLC (the “Company”) determined to change the Company’s independent public accounting firm, effective immediately, from Jason M. Tyra, CPA, PLLC (“Tyra”) to Frazier & Deeter, LLC ("F&D"). F&D will perform independent audit services for the Company for the fiscal year ending December 31, 2020.

The report of Tyra on the Company's consolidated financial statements for the period from inception until January 31, 2020 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2020, and through May 3, 2021, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Tyra on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Tyra would have caused Tyra to make reference thereto in its reports on the consolidated financial statements for such year.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the fiscal year ended December 31, 2020, or in the subsequent period through May 3, 2021.

The Company provided Tyra with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K, and requested that Tyra furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not Tyra agrees with the statements related to them made by the Company in this report.

A copy of Tyra's letter to the SEC dated May 3, 2021 is filed as an exhibit to this report.

(b) During the fiscal year ended December 31, 2020 and through May 3, 2021, neither the Company, nor anyone on its behalf, consulted F&D regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by KPMG that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBIT INDEX

Exhibit No.	Description
1	Letter from Jason M. Tyra, CPA, PLLC to the Securities and Exchange Commission dated May 3, 2021

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: May 3, 2021	By:	/s/ Ezra Levine
Chief Executive Officer